BRAZIL GOLD CORP.

800 BELLEVUE WAY NE, SUITE 400

BELLEVUE, WA 98004

425-922-0072

OCTOBER 3, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

CIV. OF CORPORATE FINANCE

MAIL STOP 3720

WASHINGTON, D.C. 20549

Re:   Brazil Gold Corp.

Item 4.01 Form 8-K

Filed September 19, 2011

File No. 001-33714

In response to your comment letter, dated September 21, 2011, we have amended our filing, and we are providing this cover letter to address the three points in the comment letter and assist your review of our amended filing.

1.

We acknowledge that the dismissal of RBSM as our independent audit firm is a reportable event separate from the engagement of a new independent audit firm, and thus, we should have filed a report on Form 8-K within four business days of the dismissal of RBSM.

2.

We have amended Form 8-K to state that the Board of Directors of our Company approved the decision to change audit firms.  We do not have an Audit Committee.

3.

We have amended Form 8-K to include the required letter from our former audit firm that states whether or not they agree with our disclosures in the Form 8-K.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BRAZIL GOLD CORP.

By:   /s/ Phillip Jennings

Name:  Phillip Jennings

Title:  President, CEO